## Contact

www.linkedin.com/in/leah-cheston-707992319 (LinkedIn)

# Leah Cheston

Business Owner at Right Proper Brewing Company
Washington, District of Columbia, United States

## Experience

### RP Eckington LLC

Operator at Right Proper Eckington
May 2023 - Present (2 years 4 months)

### RIGHT PROPER LLC

Operator at Right Proper Shaw
January 2015 - Present (10 years 8 months)